UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 27, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933
AND THE SECURITIES EXCHANGE ACT OF 1934

A10 Networks, Inc.

File Nos. 1-36343 and 333-194015

CF#36905

A10 Networks, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10-Q filed on August 4, 2014, and Form S-1 filed on February 18, 2014, as amended.

Based on representations by A10 Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	August 4, 2014	through December 31, 2019
10.12	S-1	February 18, 2014	through December 31, 2019
10.14	S-1	February 18, 2014	through December 31, 2019
10.15	S-1	February 18, 2014	through December 31, 2019
10.16	S-1	February 18, 2014	through December 31, 2019
10.17	S-1	February 18, 2014	through December 31, 2019
10.18	S-1	February 18, 2014	through December 31, 2019
10.19	S-1	February 18, 2014	through December 31, 2019
10.20	S-1	February 18, 2014	through December 31, 2019
10.21	S-1	February 18, 2014	through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary